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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                    FORM 10-C

                REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                          INTERDEALER QUOTATION SYSTEM

  FILED PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                      AND RULE 13a-17 OR 15d-17 THEREUNDER


                        Lattice Semiconductor Corporation
_______________________________________________________________________________
                 (Exact name of issuer as specified in charter)


                 5555 NE Moore Court, Hillsboro, Oregon 97124
_______________________________________________________________________________
                   (Address of principal executive offices)


Issuer's telephone number, including area code (503) 681-0118
                                               ________________________________

                   I. CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1.  Title of security Common Stock
                      _________________________________________________________
2.  Number of shares outstanding before the change 19,517,039
                                                   ____________________________
3.  Number of shares outstanding after the change 22,017,039
                                                  _____________________________
4.  Effective date of change November 8, 1995
                             __________________________________________________
5.  Method of change:
    Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.) Distribution
                                                                   ____________
    Give brief description of transaction Public offering of 2,500,000 shares
    of common stock                       _____________________________________
_______________________________________________________________________________

                            II. CHANGE IN NAME OF ISSUER

1.  Name prior to change  _____________________________________________________

2.  Name after change  ________________________________________________________

3.  Effective date of charter amendment changing name _________________________

4.  Date of shareholder approval of change, if required _______________________


Date 11/21/95                               /s/ Rodney F. Sloss
________________                            ___________________________________
                                            Rodney F. Sloss
                                            Vice President, Finance